Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au




10016141

4 August 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1


AUG 0 6 2010
211

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,864
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,864 @ $37.67
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of MEREP Deferred Share Units.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 August 2010

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
345,489,546	Fully Paid Ordinary Shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,496,224	Deferred Share Units (DSUs), comprising a right to receive shares in the future, issued pursuant to the MEREP, as described in the Explanatory Memorandum.
201,900	Performance Share Units

+ See chapter 19 for defined terms.

Number	+Class
	(PSUs), structured as DSUs with performance hurdles attached, issued pursuant to the MEREP, as described in the Explanatory Memorandum. MGL has not issued Ordinary Shares to the Trustee to hold in reserve in respect of these PSUs.
36,927,344	Options over Ordinary Shares at various exercise prices
1,110,465	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of MGL, which may be exchanged into 1,110,465 fully paid Ordinary shares in MGL, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 127,000 fully paid ordinary shares in MGL may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 August 2010
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of last notice	9 July 2010 but 26 March 2010 re Macquarie Group Limited fully paid ordinary ("MQG") shares and Macquarie Convertible Preference Securities ("MQC") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Dayera Pty Limited ATF Hawker Family Trust, a Trust of which Michael Hawker is a beneficiary.
Date of change	26 July 2010
No. of securities held prior to change	• 4,103 MQG shares; and • 550 MQC units.
Class	• MQG shares; and • MQC units.
Number acquired	Nil
Number disposed	No MQG shares or MQC units have been traded, but Michael Hawker's relevant interest has decreased by: • 4,103 MQG shares; and • 550 MQC units (see explanation below).
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A
No. of securities held after change	Nil

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Michael Hawker is no longer a beneficiary of the Hawker Family Trust, as such all securities held by Dayera Pty Limited ATF the Hawker Family Trust have ceased to be relevant securities for the purposes of Director's Interest disclosures.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder **(if issued securities)**	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

30 July 2010

+ See chapter 19 for defined terms.

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

30 July 2010


MACQUARIE

Company Announcements Office
Australian Securities Exchange Limited
via ASX Online

Dear Sir/Madam,

Macquarie Group Limited (ASX Code: MQG) – Results of 2010 Annual General Meeting

In accordance with Listing Rule 3.13.2, please be advised that all seven resolutions (agenda items two to eight) in Macquarie's 2010 Notice of Annual General Meeting were passed by the requisite majorities at today's Annual General Meeting. Each resolution was determined by a poll at the meeting.

As required by section 251AA(2) of the Corporations Act, summaries of the poll voting results and proxy appointments for the resolutions are attached.

Yours faithfully



Dennis Leong
Company Secretary

ATTACHMENT

Poll Results at 2010 Macquarie Group Limited Annual General Meeting

	Resolution	For	%	Against	%	Abstain
2	Re-election of Mr DS Clarke as a Voting Director	165,284,441	98.14	3,132,418	1.86	461,259
3	Re-election of Ms CB Livingstone as a Voting Director	167,307,988	99.33	1,133,917	0.67	456,842
4	Re-election of Mr PH Warne as a Voting Director	167,029,547	99.27	1,227,058	0.73	633,702
5	Election of Mr MJ Hawker as a Voting Director	167,151,351	99.37	1,065,135	0.63	680,741
6	To adopt the Remuneration Report of Macquarie for the year ended 31 March 2010	156,468,657	94.47	9,153,146	5.53	3,274,192
7	To increase Voting Directors' maximum aggregate remuneration for acting as Voting Directors	153,455,581	94.29	9,298,388	5.71	3,818,670
8	Approval of Executive Voting Director's participation in the Macquarie Group Employee Retained Equity Plan	150,715,477	92.53	12,174,370	7.47	3,667,673

Proxy Summary Results for the 2010 Macquarie Group Limited Annual General Meeting

	Resolution	For	Against	Vote at Proxy's Discretion	Abstain
2	Re-election of Mr DS Clarke as a Voting Director	161,620,102	3,128,838	2,677,423	459,346
3	Re-election of Ms CB Livingstone as a Voting Director	163,653,351	1,090,199	2,685,890	456,269
4	Re-election of Mr PH Warne as a Voting Director	163,382,355	1,183,232	2,690,119	630,003
5	Election of Mr MJ Hawker as a Voting Director	163,496,162	1,003,509	2,706,389	679,285
6	To adopt the Remuneration Report of Macquarie for the year ended 31 March 2010	153,395,292	8,559,974	2,672,127	3,255,609
7	To increase Voting Directors' maximum aggregate remuneration for acting as Voting Directors	151,007,908	9,241,520	2,062,125	3,806,645
8	Approval of Executive Voting Director's participation in the Macquarie Group Employee Retained Equity Plan	148,796,202	11,587,403	2,069,847	3,649,627

CHAIRMAN'S ADDRESS

MACQUARIE GROUP LIMITED AGM

30 JULY 2010

SHERATON ON THE PARK, SYDNEY

CHECK AGAINST DELIVERY

Good morning ladies and gentlemen and welcome to Macquarie Group's 2010 Annual General Meeting.

I'm Kevin McCann and I will be chairing today's meeting.

As you will be aware, we issued a statement earlier this week in relation to Chairman David Clarke and his participation in today's meeting.

We are delighted that David could join us today but in view of his programmed radiotherapy treatment, it has been decided that I chair today's meeting.

The Company Secretary has confirmed that a quorum is present, so I formally declare the meeting open.

As well as those shareholders present, the holders of 230 million shares, or approximately 66 per cent of the Group's ordinary share capital, are represented by proxies.

Before we get underway, I would like to introduce our Directors and some of our senior executives.

On my right is your Chief Executive Officer Nicholas Moore.

Seated next to him is the Group's Chief Financial Officer Greg Ward, then Non-Executive Directors Catherine Livingstone, Peter Warne, Michael Hawker and John Niland.

On my left is our Company Secretary, Dennis Leong.

Next to him is Chairman David Clarke, followed by Non-Executive Directors Helen Nugent and Peter Kirby.

There are three major components of this morning's meeting.

First, I will present a broad overview of the market conditions during the past financial year and briefly discuss Macquarie's performance in that environment.

I will then hand over to Nicholas to discuss in greater detail our results for the full year to 31 March 2010.

Nicholas will also provide some brief comments on our first quarter performance and give an update on the outlook for the remainder of the year.

Once we have completed the presentations, we will move to consider the formal resolutions set out in the Notice of Meeting.

Please be advised that recording devices, photographic equipment and mobile phones may not be used during the meeting.

At the end of the meeting, you are invited to join us for refreshments in the foyer.

Global financial market conditions

At last year's Annual General Meeting, we reflected on 12 months of extreme financial shocks which had impacted all major financial markets and much of the global economy.

While there was a general improvement in market conditions and overall sentiment in the year to March 2010, in recent months the disruption we have seen stemming from Europe, and concerns over the recovery of the US economy, has resulted in increased uncertainty across most financial markets.

Overall improvement in market conditions

However, to put these market conditions into some context, let us look at some of the broader global trends we have been experiencing, as illustrated in the following series of charts.

The first chart shows the leading indicator for manufacturing activity in the major economies and it is this expansion that is expected to drive stronger growth in the US in particular.

As financial market sentiment improved over the past year, there were strong inflows into long-term stock funds, as indicated by the blue bars in the chart on the right.

Overall improvement in market conditions (continued)

In this next slide, the first chart shows consumer confidence, which has bounced strongly from its lows of last year.

The sharp recovery in consumer sentiment in Australia can be attributed to stronger labour market conditions here relative to other developed economies.

We also saw a sharp acceleration in consensus expectations for economic growth in the US and the Asia Pacific, as illustrated in the chart on the right.

Confidence returned in FY10

The final chart shows US credit spreads and you can see the sharp spike that occurred in risk premiums last year which resulted in limited access to finance for many businesses.

Since then, credit spreads have returned to more normal levels, showing that credit is more readily available and being extended more confidently than it was a year ago.

However, spreads are not back to levels reached prior to the financial market disruption, which reflects ongoing caution over issues such as sovereign debt levels in certain European countries.

While there is little doubt that the Chinese economy will continue to grow in the medium term, some have questioned its strength in the short term and the impact this may have on Australia.

In summary, while short-term uncertainty remains, there are indications of economic recovery in the medium-term.

Our financial performance reflects improved FY10 market conditions

Macquarie performed positively in the stronger market conditions experienced over the year to March 2010.

As we reported in April, our operating income for the year to 31 March 2010 was $A6.6 billion, an increase of 20 per cent on the previous year.

Profit after tax was $A1.05 billion, which was an increase of 21 per cent on the previous year, with all operating groups and divisions reporting improved results on the prior year.

Earnings per share increased by 3 per cent to $A3.20, while dividends were broadly in line with the previous year at $A1.86 per share, unfranked, representing a payout ratio of 60 per cent.

Dividends

On the subject of dividends, the Board announced earlier this year that it had removed the 2.5 per cent discount for the Dividend Reinvestment Plan, effective for the payment of the final dividend on 2 July 2010. Shareholders were also advised that the DRP scheme rules were amended to allow shares to be sourced on-market in future.

Macquarie share price continues to track global financials

During the year the Macquarie Group share price continued to broadly track the performance of global financials. Both the Macquarie share price and the MSCI World Diversified Financials index remain below the levels reached prior to the financial market disruption in August 2007, in line with the overall market. However, the Macquarie Group share price has made a reasonable recovery from the lows of April 2009, and has outperformed the MSCI Index over the past two years.

Macquarie model – focus over the medium term

Let me now turn to the Macquarie model which has a number of guiding principles that have enabled us to perform well throughout various market cycles.

There are six core components of the Macquarie model, which focus on performance over the medium term.

Macquarie is, first and foremost, **a client-driven business** and our primary function is to provide products and services to our clients around the world.

The trading activities we undertake are on behalf of our clients and we engage in minimal proprietary trading.

Our approach to both remuneration and investment in the business seeks to **align the interests of shareholders, investors and staff**, and our revised remuneration arrangements further strengthen this alignment.

We maintain a **conservative approach to risk management**, demonstrated both by the maintenance of strong capital and funding profiles and the way in which we make everyday business decisions.

All decision-making processes at Macquarie require a thorough risk analysis, undertaken by the business and overseen by the Risk Management Group.

Our culture of risk management is embedded across all of our operating groups and divisions and receives the close attention of the Chief Executive Officer, the Executive Committee and the Board.

With this strong risk management framework in place, we can give our operating groups the freedom to source and pursue business opportunities around the world.

This has driven the **incremental growth and evolution** that defines Macquarie's performance.

A significant portion of our profit today comes from businesses that did not exist five years ago, built from areas of real expertise by the staff who are closest to the markets and clients we serve.

This has also given our business great **diversity**, both in terms of the activities we undertake and the global reach of our operations across 70 locations, and highlights our **ability to adapt to change,** realising opportunities as they arise.

Board matters

Turning now to Board matters, we were pleased to recently announce the appointment of Michael Hawker to the Board of Macquarie as an Independent Non-Executive Director.

Michael comes to us with extensive experience in the financial services industry, having held senior management roles with Citibank, Westpac and as Chief Executive Officer of Insurance Australia Group.

As a Director of the UK's largest insurance services provider, Aviva, he also brings global experience of the industry to the Board and we welcome the contribution he is already making.

You will be asked to vote on Michael's election as a Voting Director during the formal business of the meeting, along with the re-election of Directors David Clarke, Catherine Livingstone and Peter Warne.

Macquarie Group Foundation

I will conclude with some comments on the contribution of the Macquarie Group Foundation. As an organisation with a broad view of the world, we pride ourselves on the work of the Foundation, as well as the efforts of Macquarie staff, in many communities around the world.

We are particularly pleased to celebrate the Macquarie Group Foundation's 25th anniversary this year and acknowledge its record as one of Australia's largest community benefactors.

Over the past 25 years, the Foundation and Macquarie staff have contributed $A120 million to more than 1,000 community organisations around the world.

In addition, Macquarie staff have devoted significant time as volunteers, fundraisers and pro bono advisers to community groups.

As you came in this morning, you will have seen images on the screen depicting some of our community activities.

You will also have received a copy of the Foundation's latest annual review, outlining our record of community engagement over the past 25 years.

That concludes my opening remarks. I will now hand over to Nicholas to discuss Macquarie's results in more detail and to update you on our recent performance.

Thank you.



Macquarie Group Limited

2010 Annual General Meeting

30 July 2010





Macquarie Group Limited

2010 Annual General Meeting

30 July 2010



Kevin McCann AM, Lead Independent Director



Global financial market conditions

- This time last year, we reflected on 12 months of extreme financial shocks
- All major financial markets were affected
- During FY10 there was a general improvement in market conditions and overall sentiment
- However, the markets have been increasingly marked by uncertainty in recent months which has adversely impacted activity across most financial markets



Overall improvement in market conditions

PURCHASING MANAGERS INDEX[1]



Index
Index
expansion
contraction
EU
UK
US
China
JP

MUTUAL FUNDS FLOW[2]



$USb
$USb
Net cash flow into long term stock US mutual funds (3m average) LHS
S&P 500 (RHS)



Overall improvement in market conditions



CONSUMER CONFIDENCE[1]
Deviations from trend
UK
US
Aus
EU
Jan 03
Mar 10
GDP[3]
GDP growth (%)[2]
US
Asia Pacific



Confidence returned in FY10



US Credit Spreads (over 10yr Treasuries)
Bps
2,000
1,600
1,200
800
400
0
AAA spread
BAA spread
High yield spread
Jan 02
Fe 04
Mar 06
Apr 08
Mar 10



Our financial performance reflected improved FY10 market conditions



$Am
FY10 operating income of $A6,638m
20% increase on FY09
4,000
2,000
0
2H08
1H09
2H09
1H10
2H10
$Am
FY10 profit of $A1,050m
21% increase on FY09
800
400
0
2H08
1H09
2H09
1H10
2H10
$A
FY10 EPS of $A3.20
3% increase on FY09
3.00
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10
$A
FY10 DPS of $A1.86
1% increase on FY09
2.00
1.00
0.00
2H08
1H09
2H09
1H10
2H10



Dividends

FY10 dividend $A1.86 consistent with historic payout ratio

- 2H10 dividend $A1.00, up from 1H10 dividend of $A0.86
- Dividend remains unfranked

Dividend reinvestment plan

- Discount removed
- Scheme rules have been amended to allow shares to be sourced on-market



Macquarie share price continues to track global financials


Macquarie Group
MSCI World Diversified Financials
Index
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
1-Aug-07
1-Jan-08
1-Jun-08
1-Nov-08
1-Apr-09
1-Sep-09
1-Feb-10
1-Jul-10



Macquarie model – focus over the medium term

- Client driven business
- Alignment of interests with shareholders, investors, staff
- Conservative approach to risk management
- Incremental growth and evolution
- Diversified by business and geography
- An ability to adapt to change



Board matters

Appointments

- Michael Hawker

Re-elections

- David Clarke
- Catherine Livingstone
- Peter Warne



Macquarie Group Foundation

$A120 million

Total contributions –
staff + Macquarie Group Foundation since 1985

1,000+

community organisations
supported globally over last 25 years

19

Community Advisory Committees
involving 350+ Macquarie staff in
community activities around the globe

The Macquarie Group Foundation working closely with the communities within which the Group works



Macquarie Group Limited

2010 Annual General Meeting

30 July 2010



Macquarie Group Limited

Overview of Result Announcement for the year ended 31 March 2010

30 July 2010

Nicholas Moore, Managing Director and Chief Executive Officer



Result reflected improved FY10 market conditions

	Change	
Operating income	↑ 20%	**$A6.64b**
Net Profit After Tax	↑ 21%	**$A1.05b**
Earnings Per Share	↑ 3%	**$A3.20**
Dividend Per Share	↑ 1%	**$A1.86**



Improved results from all operating businesses

Group/Division	FY10 Operating income (% change on FY09)	FY10 Net Profit contribution (% change on FY09)
Macquarie Securities	Up 10%	Up 111%
Macquarie Capital	Up 11%	Up 156%
Fixed Income, Currencies and Commodities	Up 43%	Up 62%
Macquarie Funds	Up 27%	Up 111%
Corporate and Asset Finance	Up 116%	Up 300%
Banking and Financial Services	Up 55%	Up 364%[1]

- Fewer one-off items, FY10 net ($A388m) compared to FY09 net ($A1,699m)

1. [illegible] Net Profit contribution of $A[illegible]m compares to FY09 Net Profit contribution of ($A[illegible]m), which was principally due to loss of ($A[illegible]m) on sale of Italian mortgages portfolio.



Lower one-off costs, equity losses and provisions reflecting improved market conditions

	2H10 $Am	1H10 $Am	FY09 $Am
Gains from listed fund initiatives[1] (MCG, MLE, MAp, MMG, MIG, A-REITs)	125	414	-
Liability Management (MIPS, Sub debt)	-	182	197
Net Fair Value Adjustment on own debt	(3)	(252)	179
Co-Investments	(12)	(606)	(1,005)
Loans	(85)	(131)	(496)
Trading Assets	1	(21)	(326)
Mortgages Italy[2]	-	-	(248)
Total	**26**	**(414)**	**(1,699)**



Diversified by region

International income[1] 52% of total

Total staff over 14,600[2]; international staff 50% of total


EUROPE, MIDDLE EAST & AFRICA[3]
Income: $A863m (13% of total)
Staff: 1,473
ASIA
Income: $A1,139m (18% of total)
Staff: 2,410
AMERICAS
Income: $A1,349m (21% of total)
Staff: 3,478
Tokyo
Taipei
Hsinchu
Manila
Jakarta
Perth
Adelaide
Sunshine Coast
Brisbane
Newcastle
Sydney
Canberra
Christchurch
Auckland
Wellington
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Boston
Hartford
New York
Philadelphia
Jacksonville
Miami
Mexico
AUSTRALIA
Income: $A3,098m (48% of total)
Staff: 7,296



Diversification of operating income driven by evolution of the business over the last 3 yrs

Operating income before writedowns, impairments, equity accounted gains/(losses) and one-off items

- Institutional and retail cash equities
- Equity derivatives
- Macquarie-managed funds (includes base and performance fees, M&A advisory and underwriting and asset sales)
- Securities funds management and administration
- Third party M&A and advisory income
- Asset and equity investments
- Commodities, resources and foreign exchange
- Lending, leasing and margin related income

12 months to 31 Mar 07
$A7.0b


10%
15%
8%
10%
26%
12%
7%

12 months to 31 Mar 10
$A7.0b


18%
22%
8%
16%
10%
8%
9%



Macquarie Securities
FY10 Net profit contribution up 111% on FY09

OVER 2,400 STOCKS UNDER RESEARCH COVERAGE
9TH LARGEST GLOBALLY

#1	Cash equities Australia, Australian ECM, listed warrants: Australia; Singapore and Korea
$A40b[1]+	Equity capital market raisings
Increased market share	Asia, Australia, US, Canada, Europe, South Africa
Building for the future	100% increase in research coverage: US, Canada, Europe Acquisitions: Sal. Oppenheim, Fox-Pitt Kelton Cochran Caronia Waller, Tristone Development of structured product capability in new markets – India and Germany Investment in electronic execution and programme trading 52 director level hires



Macquarie Capital

FY10 Net profit contribution up 156% on FY09

448 ADVISORY DEALS, UP 50%
DEAL VALUE $121B, DOWN 40%

$A40b[1]+ ECM	No.1 for Australian ECM[2], Top 3 for HK IPO's[3] Australia ($A24b up 17%); Asia ($US10.2b up 362%); EMEA (€2.7b up 2,716%); US ($US0.4b up from zero); Canada ($C2.0b up 21%)
$US6b	US debt capital market deals
New fund initiatives	Africa, Mexico, China, Russia, Renewables
Building for the future	Established Debt Capital Markets business in US Acquisitions: Fox-Pitt Kelton Cochran Caronia Waller, Tristone 3 new offices: Buenos Aires, Mexico City, Moscow 40 director level hires



Fixed Income, Currencies and Commodities

FY10 Net profit contribution up 62% on FY09

ORGANIC GROWTH CONTINUES

US credit	Client sales and trading activity established in 2H10
Energy	Top 5 North American gas marketer; physical oil; coal
Futures	Volumes recovering in line with broader market
Emerging markets	Continued growth in NY; and expansion into Europe
Building for the future	Asian initiatives including Korean branch and a Singapore-based physical oil trading capability established US credit business build-out



Macquarie Funds

FY10 Net profit contribution up 111% on FY09

ASSETS UNDER MANAGEMENT $A210B UP 322% ON PRIOR YEAR

Fund Performance	First quartile for Australian Shares, Listed Property and Australian Cash[1], recently voted Australian Fixed Income Manager of the Year[2], in the US, Delaware Investments received nine 2010 Lipper Awards for superior performance
$A45b	Gross inflows into Macquarie and Macquarie Delaware funds
New funds	Asian Leaders, True Index Sovereign Bonds, True Index Infrastructure
New products	Income life protection, flexible capital protection
Building for the future	Acquisition: Delaware Investments Continuing expansion with global fixed income product and wholesale leverage business 6 director level hires



Corporate and Asset Finance

FY10 Net profit contribution up 300% on FY09

200,000+ CLIENTS UP 30% ON PRIOR YEAR

61%	Increase in loan and asset portfolio (60% Australian)
$A13.6b	Funded assets (loan and lease book)
$A1b	Ford Credit auto finance portfolio acquired
Building for the future	Acquisitions ▪ GMAC auto finance portfolio (Approx. $A1b) ▪ ILFC aircraft leasing portfolio (Approx. $A1.7b) 6 director level hires



Banking and Financial Services

FY10 Net profit contribution up 364%[1] on FY09

1 MILLION+ CLIENTS GLOBALLY

#1	Retail full-service broking Australia
16%	Increase in retail deposits
$A9.2b	CMT/CMA initiative, conversion scheduled to take place on 31 July 2010
Record	Canadian mortgage volumes
Building for the future	Acquisition: Blackmont Capital Relaunch of Australian mortgage business 33 director level hires



Funded balance sheet remained strong



$Ab
31 March 2009
30 September 2009
31 March 2010
90
80
70
60
50
40
30
20
10
0
Debt maturing < 1 year
Deposits
Equity and Loan Capital
Cash and liquid assets
Loan assets < 1 yr
Loan assets > 1 year
Other assets
Funding sources
Funded assets



Consistently strong capital base

- Well capitalised: surplus over Group's minimum regulatory capital requirement of $A4.0b
- Core equity represents 91% of the Group's capital base



$Ab
12
10
8
6
4
2
0
CPS
MIS
MIPS
Core equity
$A4.8b
$A7.2b
$A9.3b
$A10.2b
$A11.8b
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Pre -restructure: Tier 1 regulatory capital (Basel I)
Post -restructure: Eligible regulatory capital (Basel II)



Macquarie Group Limited

1Q11 Update

30 July 2010

Nicholas Moore, Managing Director and Chief Executive Officer



Confidence declining in 1Q11



VIX Volatility "Fear" Index
50
45
40
35
30
25
20
15
10
5
0
1-Apr-10
1-May-10
1-Jun-10
30-Jun-10
Major World Market Indices
105
100
95
90
85
Hang Seng
S&P500
ASX/S&P200
FTSE100

Source: Markit, Bloomberg, Macquarie Research; data to 30 Jun 10



Lower confidence impacting M&A

1Q11 global investment banking fee pool[1] down 32% on pcp, lowest 1Q[2] global investment banking fee pool[1] since 2004



Australian M&A Activity
$USb
160
140
120
100
80
60
40
20
FY07
FY08
FY09
FY10
1Q11
FY M&A
1Q11 M&A
Qtrly average
Asia (ex-Japan) M&A Activity
$USb
400
300
200
100
United States M&A Activity
$USb
2,500
2,000
1,500
1,000
500
Europe Middle East Africa M&A Activity
$USb
2,000
1,500
1,000
500

Source: Dealogic, Thomson Reuters. FY data presented on a 31 March year end basis 1. Global investment banking fee pool comprises M&A, DCM and ECM fees; source: Dealogic 2. Quarter ended 30 June, based on 31 March year end



Lower confidence impacting ECM

1Q11 global investment banking fee pool[1] down 32% on pcp. lowest 1Q[2] global investment banking fee pool[1] since 2004



Australian IPO's and Secondary issues
US$b
FY07
FY08
FY09
FY10
1Q11
IPO
Secondary issue
Qtrly average



Hong Kong IPO's and Secondary issues
US$b
FY07
FY08
FY09
FY10
1Q11
IPO
Secondary issue
Qtrly average



United States IPO's and Secondary issues
US$b
FY07
FY08
FY09
FY10
1Q11
IPO
Secondary issue
Qtrly average



Europe Middle East Africa IPO's and Secondary issues
US$b
FY07
FY08
FY09
FY10
1Q11
IPO
Secondary issue
Qtrly average



Lower confidence impacting credit markets

1Q11 global investment banking fee pool[1] down 32% on pcp. lowest 1Q[2] global investment banking fee pool[1] since 2004



US Corporate Bond Credit Spreads
(over 10yr Treasuries)
bps
High yield spread - LHS
AAA spread - RHS
BAA spread - RHS
1-Apr-10
1-May-10
1-Jun-10
30-Jun-10



US Investment Grade Corporate
Bond Issuance[3]
$USb
FY Investment Grade Corporate Bond Issuance
1Q11 Investment Grade Corporate Bond Issuance
Qtrly average
FY07
FY08
FY09
FY10
1Q11



Lower confidence impacting retail broking

Jun-10 retail broking value down 21% on Jun-09 and down 51% from peak in Jun-07, Jun-10 lowest June broking value since 2005


Annual Australian retail broking value[1]
Value Traded
$Ab
600
500
400
300
200
100
FY06
FY07
FY08
FY09
FY10
1Q11
June Australian retail broking value[1]
Value Traded
$Ab
60
50
40
30
20
10
Jun-06
Jun-07
Jun-08
Jun-09
Jun-10



1Q11 Macquarie update

- Despite a significant reduction in the levels of market activity and increased client uncertainty during the quarter, 1Q11 earnings ahead of subdued 1Q10

1Q11 Group Contributions	
– Macquarie Securities; – Macquarie Capital; and – Fixed Income, Currencies and Commodities Down on 1Q10 due to weak market conditions	– Corporate and Asset Finance; – Macquarie Funds; and – Banking and Financial Services Up on 1Q10 as a result of the successful implementation of initiatives undertaken over the last 12 to 18 months

- No significant one-off items
- High levels of cash continue to impact current earnings



1Q11 Maintaining market share in a difficult environment

Macquarie Securities

Cash
Market turnover[1] in:
- Australia: up 15% on 4Q10, up 33% on pcp
- Asia: up 10% on 4Q10, up 4% on pcp
- Europe: up 21% on 4Q10, up 30% on pcp
- US[2]: up 22% on 4Q10, up 2% on pcp
- Canada[2]: up 3% on 4Q10, down 21% on pcp

Activity
- Australia: No.1[3] with 10.6% market share
- Increased market share in major markets of Asia, US and Canada

ECM
Market Conditions
- Australia: down 52% on 4Q10, down 78% on pcp[4]
- Asia: up 25% on 4Q10, down 26% on pcp[4]
- US: up 2% on 4Q10, down 60% on pcp[4]
- Canada: down 4% on 4Q10, down 19% on pcp[4]

Activity
- Australia: down 3% on 4Q10, down 79% on pcp
- Asia: down 54% on 4Q10, down 57% on pcp
- US: up 211% on 4Q10, n.m. on pcp
- Canada: up 3% on 4Q10, up 34% on pcp

Derivatives DeltaOne Trading
Market Conditions
- Limited appetite for retail structured products

Activity
- Maintained top three listed warrants market share in Hong Kong, Singapore, Australia and Korea

Macquarie Capital

Advisory & ECM
IPOs:
- Agricultural Bank of China (HK and China)
- Man Wah (HK)
- Minzhong (Singapore)

Secondary Offerings
- ALE Property
- Beadell Resources
- Cache Logistics
- China Green
- Macquarie DDR Trust
- Oando

Advisory
- No.1 for Australian M&A during 1HCY10[5]
- daVinci Holdings
- IH-635 Managed Lanes Project
- Midwest Gaming & Entertainment
- Result Energy
- Thames Water

Funds
- $A0.9b of equity deployed up from ~$A0.1b in 4Q10, in line with pcp
- $A2.8b of debt refinanced, in line with 4Q10, up from $A2.4b in pcp
- Over $A6b unlisted funds available for investment, down from ~$A7b in 4Q10, in line with pcp

Fixed Income, Currencies and Commodities

Energy Volumes
- down 7% on 4Q10
- up 91% on pcp
- Maintained top five ranking in US natural gas market

Business activity
- Expansion of Asian presence
- European Credit Trading
- European Emerging Markets offering

FX Volumes[6]
- Up 30% on 4Q10
- Down 38% on pcp

Futures Clearing
- No. 1 in volumes and No.1 in positions held for clients on SFE

Macquarie Funds

Australia
- Winner of Fixed Interest Fund Manager of the Year[7]
- First quartile performance[8]:
  - Australian Shares
  - Listed Property
  - Australian Cash
- Acquired a majority stake in Rismark International
- Formed joint venture with BFS for retail structured products and raised over A$150m in the year to June 2010
- Maintained top five ranking among Australian investment managers[9]

Offshore
- Institutional Mandates won by Delaware Investments Fixed Income team
- Winner of Best Asian Event Driven Fund
- Launch of Equity Plus, in conjunction with BFS in Canada

Corporate & Asset Finance

Loan and asset portfolio:
- up 9% on 4Q10
- up 51% on pcp

- Approx 62% of gross new loans and asset finance was to Australian corporates[10]
- GMAC auto finance portfolio (Approx $A1b) acquired
- ILFC aircraft leasing portfolio (Approx $A1.7b)

Banking and Financial Services

Market conditions
ASX retail broking turnover:
- up 8% on 4Q10
- up 7% on pcp

Activity
MPW ASX retail broking turnover:
- Up 11% on 4Q10
- Up 12% on pcp

- Maintained No.1 ranking among Australian retail full service brokers
- Best 'Platform Offering'[11]

Clients
Clients: 1.01m
- up 1% on 4Q10
- up 14% on pcp

Balance sheet
Total retail deposits:
- $A15.9b[12]
- up 3% on 4Q10
- up 20% on pcp

CMA deposits:
- $4b at 30 June 2010
- up 335% on pcp
- up 12% on 4Q10

Wrap FUA
- down 7% on 4Q10
- up 11% on pcp



Assets under management of $A343b

- Increase in AUM since 31 March 10 driven by FX impact
- Pro-forma AUM includes impact of CMT/CMA transfer ($A9.8b at June 10)



$Ab
400
350
300
250
200
150
100
50
0
Banking and Financial Services[2]
Macquarie Funds Group
Real Estate
Macquarie Capital Funds
$A140b
$A197b
$A232b
$A243b
$A326b
$A343b
$A333b[1]
2006
2007
2008
2009
2010
Jun-10
Pro-forma Jun-10



Funded balance sheet remains strong



$Ab
31 March 2010
Debt maturing < 1 year
Deposits
Equity and Loan capital
Cash and liquid assets
Loan assets > 1 year
Other Assets
Funding sources
Funded assets
30 June 2010
Debt maturing < 1 year
Deposits
Equity and Loan capital
Cash and liquid assets
Loan assets > 1 year
Other Assets
Funding sources
Funded assets
30 June 10 Pro-forma[1]
Impact of CMT/CMA initiative
Debt maturing < 1 year
Deposits
Equity and Loan capital
Cash and liquid assets
Loan assets > 1 year
Other Assets
Funding sources
Funded assets

1. Adjusted to reflect CMT volumes at 30 June 2010 of A$9.2b. This represents CMT balance at 30 June 10 net of amount on deposit with MBL (A$0.6b)



Group capital surplus of $A3.1b

- Group capital of $A11.8b as at 30 June 10, a $A3.1b buffer of capital in excess of the Group's minimum regulatory capital requirements.
- Capital has been deployed across the Group to support business growth.
- Strong Banking Group capital ratios - Tier 1: 10.3%; Total Capital: 11.5%.
- Well positioned ahead of likely regulatory changes.



$Ab
5.0
4.0
3.0
2.0
1.0
0.0
Asset growth (including GMAC auto finance portfolio, ILFC aircraft leasing portfolio) and other net movements
Mar-10
Jun-10



Macquarie Group Limited

Outlook

30 July 2010

Nicholas Moore, Managing Director and Chief Executive Officer



Global Markets

Some reasons why confidence may return

- World GDP growth forecasts[1] of 4 to 4.5%, most growth coming from Asia-Pacific region
- Most recent corporate earnings beat market expectations
- Global investors have reverted to a very conservative risk profile
- Substantial cash reserves: Governments, banks and corporates earning very low returns



Short term outlook update

- As foreshadowed, uncertain market conditions make short-term forecasting very difficult
- Market conditions are significantly impacting activity levels in Macquarie Securities, Macquarie Capital and Fixed Income, Currencies and Commodities. Accordingly, unless the market conditions experienced in 1Q11 improve, we do not expect these groups to meet FY10 results in FY11
- FY11 performance of Corporate and Asset Finance, Macquarie Funds and Banking and Financial Services expected to exceed FY10
- Overall FY11 result expected to have fewer one-off items than FY10
- FY11 result continues to be impacted by the cost of our conservative approach to funding and capital including expected CMT inflow



Medium Term Outlook

- Our businesses are increasingly well positioned to benefit from future growth
  - Deep expertise in major markets
    - We have significant expertise in key products in all major markets
    - Continued investment in our people and our businesses enables us to expand that expertise globally across new products in new markets
  - Growing global market share
    - Leveraging our strength in Asia Pacific into global markets
    - Maintaining and strengthening our leading position in key markets
  - Strength in diversity
    - Broadening our diversity by geography, product and service
    - Diversification of income driven by evolution of the business
  - Balance sheet positioned for growth
    - Broadening our diversity by geography, product and service
    - Diversification of income driven by evolution of the business
    - Ongoing investment in balance sheet businesses
  - Effective risk management culture



Macquarie
Group Limited

2010 Annual General Meeting

30 July 2010



Macquarie
Group Limited

2010 Annual General Meeting

30 July 2010

Item 6: Remuneration Report



Remuneration policy

- Key elements of Macquarie's remuneration framework:

Driving long-term shareholder returns

Aligning the interests of staff and shareholders

Attracting and retaining high quality people



Macquarie's remuneration approach – shareholder return drivers

- NPAT and ROE are known to be drivers of shareholder returns over the long-term
- The size of the annual profit share pool is determined by reference to Macquarie's NPAT and its earnings over and above the estimated cost of capital



Macquarie's remuneration approach – performance based

- Individual employee remuneration is based on performance:
  - Performance is primarily, but not exclusively, assessed based on relative contributions to profits (not revenue) while taking into account capital usage
  - Other qualitative measures to assess individual performance include risk management; compliance; people leadership; and upholding Macquarie's Goals and Values



Macquarie's remuneration approach – equity and retention

- Current performance based remuneration arrangements from 2010:

Key Area	Executive Committee Members and Designated Executive Directors	Other Executive Directors
Amount of profit share retained	50% (55% for the Managing Director and CEO) of annual profit share retained	40% of annual profit share retained
Vesting and release of retained profit share	3 to 7 years after the year retained	3 to 5 years after the year retained

- Retained amounts are fully invested in a combination of Macquarie ordinary shares and notionally in Macquarie-managed fund equity



Macquarie's remuneration approach – Performance Share Units (PSUs)

- In place of options grants, Executive Committee members now receive share units to which performance hurdles are attached
- PSUs will vest in 3 tranches after 2, 3 and 4 years
- PSUs will become exercisable upon the achievement of performance hurdles linked to:
  - The average annual ROE
  - The CAGR in EPS over the vesting period
- The hurdles are tested once at the vesting date, with no retesting



Remuneration approach is delivering results – long-term performance

- Macquarie's 10 year NPAT CAGR is equal to or better than our peers[1]:


%
35
30
25
20
15
10
5
0
-5
-10
-15
Macquarie
International investment banking peers

- Macquarie's 10 year average ROE of 21.4% is higher than its international peers
- 10 year ROE Macquarie versus peers[1]


%
40
30
20
10
0
-10
-20
-30
-60
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

1. Peers comprise Barclays, Credit Suisse, Deutsche Bank, Goldman Sachs, Jefferies, JP Morgan Chase, Lazard, Merrill Lynch (excluded from ROE as now is a Bank of America subsidiary), Morgan Stanley and UBS. The compound 10 year annual growth rate cannot be calculated where the peer has recorded a loss either in the current year or 10 years ago, or have not continuously reported results over 10 years. Where profits on disposal of discontinued operations represents a significant proportion of NPAT, this has been excluded



Remuneration approach managed through strong governance processes

- The Board provides careful oversight of Macquarie's remuneration approach, supported by the Board Remuneration Committee (BRC)
- 2010 remuneration decisions reflect the Board's evaluation of performance during the year
- The Board is assisted in this process by global independent remuneration consultants, Towers Watson



Macquarie Group Limited

2010 Annual General Meeting

30 July 2010



Macquarie Group Limited

Glossary

30 July 2010



Glossary

$A	Australian Dollar
$C	Canadian Dollar
$US	United States Dollar
€	Euro
1H	First Half
1H09	Half Year ended 30 September 2008
1H10	Half Year ended 30 September 2009
1Q	First Quarter
1Q10	First Quarter ended 30 June 2009
1Q11	First Quarter ended 30 June 2010
2H	Second Half
2H08	Half Year ended 31 March 2008
2H09	Half Year ended 31 March 2009
2H10	Half Year ended 31 March 2010
4Q10	Fourth Quarter ended 31 March 2010

approx	Approximately
A-REIT	Australian Real Estate Investment Trusts
ASX	Australian Securities Exchange
AUD	Australian Dollar
AUM	Assets Under Management
Aus	Australia
BFS	Banking and Financial Services
bps	Basis points
BRC	Board Remuneration Committee
CAF	Corporate and Asset Finance Division
CAGR	Compound Annual Growth Rate
CEO	Chief Executive Officer
CH	China
CMA	Cash Management Account
CMT	Cash Management Trust
CPS	Convertible Preference Shares



Glossary

CY09	Calendar Year 2009
CY10	Calendar Year 2010
DCM	Debt Capital Markets
DPS	Dividend Per Share
ECM	Equity Capital Markets
EMEA	Europe, the Middle East and Africa
EPS	Earnings Per Share
EU	Europe Union
EUR	Euro
ex	Excluding
FTSE	Financial Times and Stock Exchange
FUA	Funds Under Administration
FX	Foreign Exchange
FY	Full Year
FY07	Financial Year ended 31 March 2007
FY08	Financial Year ended 31 March 2008
FY09	Financial Year ended 31 March 2009
FY10	Financial Year ended 31 March 2010
GDP	Gross Domestic Profit
GMAC	General Motors Acceptance Corporation
HK	Hong Kong
HY	Half Year
ILFC	International Lease Finance Corp
IMF	International Monetary Fund
IPO	Initial Public Offering
ISM	Institute for Supply Management
JPMMA	JP Morgan and Markit
LHS	Left Hand Side
M&A	Mergers and Acquisitions
MBL	Macquarie Bank Limited
MFG	Macquarie Funds Group
MIPS	Macquarie Income Preferred Securities



Glossary

MIS	Macquarie Income Securities
MPW	Macquarie Private Wealth
MSCI	Morgan Stanley Capital International
MSG	Macquarie Securities Group
No.	Number
NPAT	Net Profit After Tax
NY	New York
NZ	New Zealand
pcp	Prior Corresponding Period
PMI	Purchasing Managers Index
PSU	Performance Share Unit
Qtrly	Quarterly
RHS	Right Hand Side
ROE	Return on Equity
S&P	Standard and Poor's
SFE	Sydney Futures Exchange
ST	Short Term
UK	United Kingdom
US	United States of America
USD	United States Dollar
VIX	Chicago Board Options Exchange Volatility Index
vs.	Versus
Yr	Year
Yrs	Years



Macquarie Group Limited

2010 Annual General Meeting

30 July 2010

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


RECEIVED
AUG 0 6 2010
211
SECTION


Document furnished to United States
Securities and Exchange Commission by
Macquarie Group Limited
File Number:


MACQUARIE

ASX/Media Release

MACQUARIE AGM AND 1st QTR UPDATE

SYDNEY, 30 July 2010 – Macquarie Group Limited (ASX:MQG, ADR: MQBKY) Managing Director and Chief Executive Officer Nicholas Moore said today that earnings in the June 2010 quarter were slightly ahead of a subdued June 2009 quarter.

Speaking ahead of Macquarie's 2010 annual general meeting, Mr Moore said a lowering in confidence levels across all markets has meant that the global investment banking fee pool, which includes debt capital markets, equity capital markets, and mergers and acquisitions, was the lowest June quarter global investment banking fee pool since 2004[1].

Weak global market conditions caused Macquarie Securities, Macquarie Capital and Fixed Income, Currencies and Commodities to all make lower contributions to the June 2010 quarter result compared to the prior corresponding period (pcp). Corporate and Asset Finance, Macquarie Funds Group and Banking and Financial Services all made higher contributions to June 2010 quarter earnings as a result of the successful implementation of initiatives undertaken over the last 12 to 18 months, he said.

While there were no significant one-off items during the June quarter, high levels of cash continue to impact current earnings, Mr Moore said.

Assets under management increased to $A343 billion at 30 June 2010 from $A326 billion at 31 March 2010 primarily due to foreign exchange movements since March 2010.

Mr Moore said Macquarie's funded balance sheet remains strong with cash and liquid assets of $A29 billion, on a proforma basis, including funds from the Macquarie Cash

[1] Source: Dealogic

Management Trust ($A9.2 billion at 30 June 2010) which will convert to the Macquarie Cash Management Account on 31 July.

Group capital was $A11.8 billion at 30 June 2010, a $A3.1 billion buffer of capital in excess of the group's minimum regulatory capital requirements.

As foreshadowed, during the quarter, capital has been deployed across the Group to support business growth, particularly in lending and leasing such as the GMAC auto leasing portfolio and the ILFC aircraft leasing portfolio.

Capital ratios in the banking group remain strong with Tier 1 at 10.3% and total capital at 11.5%.

Business Highlights

In commenting on the Group's start to the 2011 financial year, Mr Moore noted that whilst lower confidence has led to a difficult operating environment, Macquarie's businesses have been able to maintain their market share across key markets. The following represent some highlights for the quarter:

- Macquarie Securities – No.1 cash equities broker in Australia with 10.6% market share (year to 30 June 2010). Increased market share in the major markets of Asia, US and Canada.
- Macquarie Capital – No.1 ranking for Australian M&A for six months to 30 June 2010, joint bookrunner for Agriculture Bank of China IPO (Hong Kong and China).
- Macquarie Funds – 2010 Money Management – Fixed Interest Fund Manager of the Year, maintained top five ranking among Australian investment managers. In the US, Delaware Investments received nine 2010 Lipper Awards for superior performance.
- Fixed Income, Currencies and Commodities – Maintained No. 5 ranking in the natural gas market in the US. Expansion of Asian presence, US credit trading and Europe emerging markets offering.
- Corporate and Asset Finance – Loan and asset portfolio increased by 51% on pcp and by 9% on the March 2010 quarter. Acquisition of GMAC auto finance portfolio and ILFC aircraft leasing portfolio. Approximately 62% of gross new loans and asset finance has been to Australian companies[2].
- Banking and Financial Services – Maintained No.1 ranking among Australian retail full service brokers. Total retail deposits up 20% on pcp to $A15.9 billion.

---

[2] Since the introduction of the government guarantee in November 2008

Outlook

"As foreshadowed, uncertain market conditions make short-term forecasting very difficult," Mr Moore said.

"These market conditions are significantly impacting activity levels in Macquarie Securities, Macquarie Capital and Fixed Income, Currencies and Commodities. Accordingly, unless the market conditions experienced in the June 2010 quarter improve, we do not expect these groups to meet FY10 results in FY11.

"The full year performances of Corporate and Asset Finance, Macquarie Funds, and Banking and Financial Services are expected to exceed FY10," he said.

Overall, the Group result is expected to have fewer one-off items than FY10. The FY11 result continues to be impacted by the cost of our conservative approach to funding and capital.

Mr Moore said that over the medium term, Macquarie continues to be well-placed due to its deep expertise in major markets, growing global market share, strength from its diversity and mix of businesses, balance sheet positioned for growth and its effective risk management culture.

Highlights from the address of Macquarie Lead Independent Director Kevin McCann

Macquarie Lead Independent Director, Kevin McCann, said Macquarie performed positively in the stronger market conditions experienced over the year to March 2010, reporting profit after tax of $A1.05 billion, which was an increase of 21% on the previous year, with all operating groups and divisions reporting improved results on the prior year.

However, he said while there had been a general improvement in market conditions and overall sentiment in the year to March 2010, in recent months the disruption stemming from Europe and concerns over the pace of recovery in the US economy, has resulted in increased uncertainty across most financial markets.

Mr McCann also outlined the activities of the Macquarie Group Foundation, which this year celebrates its 25th anniversary.

"Over the past 25 years, the Foundation and Macquarie staff have contributed $A120 million to more than 1,000 community organisations around the world. In addition, Macquarie staff have devoted countless hours of their time as volunteers, fundraisers and pro bono advisers," Mr McCann said.

Contacts:

Stuart Green, Macquarie Group, Investor Relations	+612 8232 8845
Karen Khadi, Macquarie Group, Investor Relations	+612 8232 3548
Paula Hannaford, Macquarie Group, Corporate Communications	+612 8232 4102

Macquarie Capital Advisers Limited
ABN 79 123 199 548
AFS Licence No. 314416
A Member of the Macquarie Group of Companies

No.1 Martin Place
SYDNEY NSW 2000
GPO Box 4294
SYDNEY NSW 1164
AUSTRALIA

Telephone +61 2 8232 3173
Fax +61 2 8232 3656
Internet www.macquarie.com.au

29 July 2010


MACQUARIE

Company Announcements Office
ASX Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Fax: 1 300 135 638

Dear Sirs

BCS – increase in voting power

Macquarie Capital Adviser Limited (ABN 79 123 199 548) (Macquarie) notifies ASX Limited that, pursuant to the underwriting agreement entered into between Macquarie, Brisconnections Management Company Limited (ACN 128 614 291) and others, it anticipates that, as of the date of this letter, its or its affiliates' voting power in BrisConnections Holding Trust and BrisConnections Investment Trust will increase from 45.48% to 45.65% of the units on issue.

Yours sincerely
Macquarie Capital Advisers Limited



Paula Walsh
Company Secretary